SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Diplomat Pharmacy, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

25456K 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25456K 101

1	Name of Reporting Person: Philip R. Hagerman

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 9,804,544

	6	Shared Voting Power: 10,113,026

	7	Sole Dispositive Power: 9,804,544

	8	Shared Dispositive Power: 10,113,026

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,917,570(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 27.0% (See Item 4 herein)

12	Type of Reporting Person: IN

(1) Includes an option to purchase 76,726 shares of common stock at an exercise price of $39.26 per share.

1	Name of Reporting Person: The 2007 Hagerman Family GST Trust

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 3,891,609

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 3,891,609

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,891,609

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 5.3% (See Item 4 herein)

12	Type of Reporting Person: OO

1	Name of Reporting Person: JH GST Trust

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,450,091

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,450,091

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,450,091

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 6.0% (See Item 4 herein)

12	Type of Reporting Person: OO

1	Name of Reporting Person: Jocelyn Hagerman

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 3,798,411

	6	Shared Voting Power: 4,790,283

	7	Sole Dispositive Power: 3,798,411

	8	Shared Dispositive Power: 4,790,283

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,588,694

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 11.6% (See Item 4 herein)

12	Type of Reporting Person: IN

END OF COVER PAGE

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

Item 1.
	(a)	Name of Issuer. Diplomat Pharmacy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 4100 S. Saginaw Street, Flint, MI 48507

Item 2.
(a)

Name of Persons Filing (collectively, the “Reporting Persons”).
(i)            Philip R. Hagerman

(ii)           The 2007 Hagerman Family GST Trust (the “2007 Trust”)

(iii)          JH GST Trust (the “JH Trust”)

(iv)          Jocelyn Hagerman

	(b)	Address or Principal Business Office or, if none, Residence. The principal business address for each of the Reporting Persons is 4100 S. Saginaw Street, Flint, MI 48507.
	(c)	Citizenship or place of organization. Mr. and Mrs. Hagerman are citizens of the United States of America. Both the 2007 Trust and the JH Trust were organized in the State of Michigan.
	(d)	Title of Class of Securities. Common Stock, no par value
	(e)	CUSIP No. 25456K 101

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Philip R. Hagerman(1)	19,917,570	(2)	27.0%	9,804,544	(3)	10,113,026	(4)	9,804,544	(3)	10,113,026	(4)
2007 Hagerman Family GST Trust(1)	3,891,609		5.3%	0		3,891,609		0		3,891,609
JH GST Trust(1)	4,450,091		6.0%	0		4,450,091		0		4,450,091
Jocelyn Hagerman(1)	8,588,694		11.6%	3,798,411	(5)	4,790,283	(6)	3,798,411	(5)	4,790,283	(6)

(1)   By reason of the provisions of Rule 13d-3 of the Act, Mr. and Mrs. Hagerman may be deemed to beneficially own the shares beneficially owned by the trusts for which they serve as trustee.  Both Mr. and Mrs. Hagerman disclaim beneficial ownership of the securities owned by the trusts except to their pecuniary interest therein.

(2)   Represents the following: 1,499,756 shares of Common Stock held by the Philip R. Hagerman Revocable Trust, 3,891,609 shares of Common Stock held by the 2007 Hagerman Family GST Trust, 4,450,091 shares of Common Stock held by the JH GST Trust, 1,550,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Thomas R. Hagerman, 1,550,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Taylor G. Hagerman, 1,371,292 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Jennifer K. Hagerman, 1,215,293 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Megan Lineberger, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Thomas R. Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Taylor G. Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Jennifer K. Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Megan Lineberger, 301,212 shares of Common Stock held by the Philip R. Hagerman Living Trust, 696,659 shares of Common Stock held by the Jocelyn Hagerman Living Trust, 263,500 shares of Common Stock held by the JH Marital Trust, 272,000 shares of Common Stock held by the PH Marital Trust, 394,910 shares of Common Stock held by the Irrevocable Trust for Thomas Hagerman, 394,910 shares of Common Stock held by the Irrevocable Trust for Taylor Hagerman, 367,256 shares of Common Stock held by the Irrevocable Non-Exempt Trust for Taylor Hagerman, and 367,256 shares of Common Stock held by the Irrevocable Non-Exempt Trust for Taylor Hagerman.  Mr. Hagerman disclaims beneficial ownership of these shares and this report shall not be deemed as an admission of beneficial ownership of the reported securities.  Also includes an option to purchase 76,726 shares of common stock at an exercise price of $39.26 per share.

(3)   Represents the following owned by trusts for which Mr. Hagerman is the sole trustee: 1,499,756 shares of Common Stock held by the Philip R. Hagerman Revocable Trust, 4,450,091 shares of Common Stock held by the JH GST Trust, 1,371,292 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Jennifer K. Hagerman, 1,215,293 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Megan Lineberger, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Jennifer K. Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Megan Lineberger, 301,212 shares of Common Stock held by the Philip R. Hagerman Living Trust, and 263,500 shares of Common Stock held by the JH Marital Trust.  Also includes an option to purchase 76,726 shares of common stock at an exercise price of $39.26 per share.

(4)   Includes the following owned by trusts for the benefit of Mr. Hagerman’s minor children: 394,910 shares of Common Stock held by the Irrevocable Trust for Thomas Hagerman, 394,910 shares of Common Stock held by the Irrevocable Trust for Taylor Hagerman, 367,256 shares of Common Stock held by the Irrevocable Non-Exempt Trust for Taylor Hagerman, and 367,256 shares of Common Stock held by the Irrevocable Non-Exempt Trust for Taylor Hagerman.

(5)   Represents the following owned by trusts for which Mrs. Hagerman is the sole trustee: 1,550,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Thomas R. Hagerman, 1,550,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Taylor G. Hagerman, and 696,659 shares of Common stock held by the Jocelyn Hagerman Living Trust.

(6)   Represents the following owned by trusts for which Mrs. Hagerman is a co-trustee: 3,891,609 shares of Common Stock held by the 2007 Hagerman Family GST Trust, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Thomas Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Taylor Hagerman, and 272,000 shares of Common Stock held by the PH Marital Trust.  Amy Glenn serves as co-trustee of the 2007 Hagerman Family GST Trust, the 2014 Irrevocable Exempt Trust for Thomas Hagerman, the 2014 Irrevocable Exempt Trust for Taylor Hagerman and the PH Marital Trust.  Ms. Glenn disclaims beneficial ownership of the securities owned by the trusts.

* As of December 31, 2017 (based on 73,871,424 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons).

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

PHILIP R. HAGERMAN
/s/ PHILIP R. HAGERMAN
Philip R. Hagerman, individually

THE 2007 HAGERMAN FAMILY GST TRUST
/s/ JOCELYN HAGERMAN
Name: Jocelyn Hagerman
Title: Trustee

JH GST TRUST
/s/ PHILIP R. HAGERMAN
Name: Philip R. Hagerman
Title: Trustee

JOCELYN HAGERMAN
/s/ JOCELYN HAGERMAN
Jocelyn Hagerman, individually